SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549






                    Under the Securities Exchange Act of 1934


                                  SCHEDULE 13G



             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                         Mobius Management Systems, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)



                                   606925105
                                 (CUSIP Number)


                               December 31, 1999
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed:


         |_| Rule 13d-1(b)
         |_| Rule 13d-1(c)
         |X| Rule 13d-1(d)





CUSIP No.  606925105

1)       NAME OF REPORTING PERSON

         Joseph J. Albracht

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ###-##-####

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)   |_|
     (b)   |_|

3)       SEC USE ONLY


4)       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

                               5)     SOLE VOTING POWER

         NUMBER                       4,058,500
         OF                    6)     SHARED VOTING POWER
         SHARES
         BENEFICIALLY                 Not applicable
         OWNED BY              7)     SOLE DISPOSITIVE POWER
         EACH
         REPORTING                    4,058,500
         PERSON                8)     SHARED DISPOSITIVE POWER
         WITH
                                      Not applicable

9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            4,058,500

10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                            |_|

11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                            22.5%

12)      TYPE OF REPORTING PERSON

                            IN

Item 1(a).   Name of Issuer:

Mobius Management Systems, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

120 Old Post Road
Rye, New York 10580

Item 2(a).   Name of Person Filing:

Joseph J. Albracht

Item 2(b).   Address of Principal Business Office or, if None, Residence:

120 Old Post Road
Rye, New York 10580

Item 2(c).   Citizenship:

USA

Item 2(d).   Title of Class of Securities:

Common Stock

Item 2(e).   CUSIP Number:

606925105

Item 3. If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)  |_|  Broker or Dealer Registered Under Section 15 of the Act(15 U.S.C. 78o)

(b)  |_|  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)  |_|  Insurance Company as defined in section 3(a)(19) of the
                    Act (15 U.S.C. 78c)

(d)  |_|  Investment Company registered under section 8 of the Investment
                    Company Act of 1940 (15 U.S.C. 80a-8)

(e)  |_|  Investment Adviser in accordance with 240.13d-1(b)(1)(ii)(E)


(f)  |_|  Employee benefit plan or endowment fund in accordance with
                     240.13d-1(b)(1)(ii)(F)

(g)  |_|  Parent Holding Company or control person in accordance with
                     240.13d-1(b)(ii)(G)

(h)  |_|  Savings Association as defined in 3(b) of the Federal Deposit
                     Insurance Act (12 U.S.C. 1813)

(i)  |_|  Church plan that is excluded from the definition of an investment company under 3(c)(15)of the Investment Company Act of 1940 (15 U.S.C.80a-3)

(j)  |_|  Group, in accordance with 240.13d-1(b)(ii)(J)

Item 4.      Ownership.

(a)  Amount beneficially owned:

       4,058,500

(b)  Percent of class:

       22.5%

(c)  Number of shares as to which such person has:

                 (i)  Sole power to vote or to direct the vote:

                               4,058,500

                (ii)  Shared power to vote or to direct the vote:

                               Not applicable

               (iii)  Sole power to dispose or to direct the disposition of:

                               4,058,500

                (iv)  Shared power to dispose or to direct the disposition of:

                               Not applicable

Item 5.      Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.      Identification and Classification of the Subsidiary Which Acquired
                the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.      Identification and Classification of Members of the Group.

Not applicable

Item 9.      Notice of Dissolution of Group.

Not applicable

Item 10.     Certification.

Not Applicable


                                    SIGNATURE


     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                February 9, 2000
                                       Date


                             /s/ Joseph J. Albracht
                                    Signature


                               Joseph J. Albracht
                                   Name/Title